SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Western Refining Logistics, LP

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

95931Q 205

(CUSIP Number)

Lowry Barfield

123 W. Mills Avenue

El Paso, Texas 79901

(915) 534-1400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 14, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

CUSIP No. 95931Q 205	Page 2 of 17

1	Name of Reporting Person Western Refining, Inc.
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of Funds AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0
	8	Shared Voting Power: 29,809,500 units*
	9	Sole Dispositive Power: 0
	10	Shared Dispositive Power: 29,809,500 units*
11	Aggregate Amount Beneficially Owned by each Reporting Person: 29,809,500 units*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 65.3%**
14	Type of Reporting Person CO

*	Consists of 6,998,500 common units and 22,811,000 subordinated units representing limited partner interests in Western Refining Logistics, LP, a Delaware limited partnership (the “Partnership”). In connection with certain internal reorganization transactions, the Reporting Persons in this Schedule 13D (as defined below) entered into the following series of transactions to consolidate their ownership interests in the Partnership: (1) Western Refining Company, L.P., a Delaware limited partnership (“WRCLP”), assigned (the “WRCLP Assignment”) 6,998,500 common units and 6,643,730 subordinated units representing limited partner interests in the Partnership (the “Partnership Interest”) to Western Refining, Inc., a Delaware corporation (“Western”); (2) immediately after the WRCLP Assignment, Western contributed (the “Western Contribution”) the Partnership Interest to Giant Industries, Inc., a Delaware corporation (“Giant”); and (3) immediately after the Western Contribution, Giant contributed (the “Giant Contribution”, and together with the Western Contribution and the WRCLP Assignment, the “Consolidation Transactions”) the Partnership Interest to Western Refining Southwest, Inc., an Arizona corporation (“WRSW”). As a result of the Consolidation Transactions, WRSW is the record holder of 6,998,500 common units and 22,811,000 subordinated units. WRSW is a wholly owned subsidiary of Giant and Giant is a wholly owned subsidiary of Western. Giant and Western may be deemed to beneficially own the units of the Partnership directly owned by WRSW, but disclaim beneficial ownership except to the extent of their pecuniary interest therein. Western may also be deemed to be the indirect beneficial owner of (i) all of the incentive distribution rights (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts) and (ii) the 0.0% non-economic general partner interest in the Partnership. The subordinated units may be converted into common units on a one-for-one basis upon the termination of the subordination period under certain circumstances as set forth in the First Amended and Restated Agreement of Limited Partnership of Western Refining Logistics, LP, which is incorporated herein by reference to Exhibit 3.2 to Western Refining Logistics, LP’s Current Report on Form 8-K filed with the Commission on October 22, 2013.
**	Based on a total of 22,811,000 common units and 22,811,000 subordinated units outstanding as of October 14, 2014.

CUSIP No. 95931Q 205	Page 3 of 17

1	Name of Reporting Person Giant Industries, Inc.
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of Funds AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0
	8	Shared Voting Power: 29,809,500 units*
	9	Sole Dispositive Power: 0
	10	Shared Dispositive Power: 29,809,500 units*
11	Aggregate Amount Beneficially Owned by each Reporting Person: 29,809,500 units*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 65.3%**
14	Type of Reporting Person CO

*	Consists of 6,998,500 common units and 22,811,000 subordinated units representing limited partner interests in the Partnership. Pursuant to the Consolidation Transactions, WRSW directly owns 6,998,500 common units and 22,811,000 subordinated units in the Partnership. WRSW is a wholly owned subsidiary of Giant. Giant may be deemed to beneficially own the units of the Partnership directly owned by WRSW, but disclaims beneficial ownership except to the extent of its pecuniary interest therein. The subordinated units may be converted into common units on a one-for-one basis upon the termination of the subordination period under certain circumstances as set forth in the First Amended and Restated Agreement of Limited Partnership of Western Refining Logistics, LP, which is incorporated herein by reference to Exhibit 3.2 to Western Refining Logistics, LP’s Current Report on Form 8-K filed with the Commission on October 22, 2013.
**	Based on a total of 22,811,000 common units and 22,811,000 subordinated units outstanding as of October 14, 2014.

CUSIP No. 95931Q 205	Page 4 of 17

1	Name of Reporting Person Western Refining Southwest, Inc.
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of Funds AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Arizona
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0
	8	Shared Voting Power: 29,809,500 units*
	9	Sole Dispositive Power: 0
	10	Shared Dispositive Power: 29,809,500 units*
11	Aggregate Amount Beneficially Owned by each Reporting Person: 29,809,500 units*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 65.3%**
14	Type of Reporting Person CO

*	Consists of 6,998,500 common units and 22,811,000 subordinated units representing limited partner interests in the Partnership. Pursuant to the Consolidation Transactions, WRSW directly owns 6,998,500 common units and 22,811,000 subordinated units in the Partnership. The subordinated units may be converted into common units on a one-for-one basis upon the termination of the subordination period under certain circumstances as set forth in the First Amended and Restated Agreement of Limited Partnership of Western Refining Logistics, LP, which is incorporated herein by reference to Exhibit 3.2 to Western Refining Logistics, LP’s Current Report on Form 8-K filed with the Commission on October 22, 2013.
**	Based on a total of 22,811,000 common units and 22,811,000 subordinated units outstanding as of October 14, 2014.

CUSIP No. 95931Q 205	Page 5 of 17

1	Name of Reporting Person Western Refining GP, LLC
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of Funds AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0
	8	Shared Voting Power: 0 units*
	9	Sole Dispositive Power: 0
	10	Shared Dispositive Power: 0 units*
11	Aggregate Amount Beneficially Owned by each Reporting Person: 0 units*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.0%**
14	Type of Reporting Person OO

*	Pursuant to the Consolidation Transactions, Western Refining GP, LLC (“Refining GP”) does not own any common units or subordinated units in the Partnership.
**	Based on a total of 22,811,000 common units and 22,811,000 subordinated units outstanding as of October 14, 2014.

CUSIP No. 95931Q 205	Page 6 of 17

1	Name of Reporting Person Western Refining Company, L.P.
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of Funds AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0
	8	Shared Voting Power: 0 units*
	9	Sole Dispositive Power: 0
	10	Shared Dispositive Power: 0 units*
11	Aggregate Amount Beneficially Owned by each Reporting Person: 0 units*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.0%
14	Type of Reporting Person PN

*	Pursuant to the Consolidation Transactions, WRCLP does not own any common units or subordinated units in the Partnership.
**	Based on a total of 22,811,000 common units and 22,811,000 subordinated units outstanding as of October 14, 2014.

CUSIP No. 95931Q 205	Page 7 of 17

SCHEDULE 13D

Explanatory Note: This Amendment No. 1 (this “Amendment”) amends and supplements the Statement on Schedule 13D filed on October 28, 2013 (the “Original Schedule 13D”) with the Securities and Exchange Commission (the “Commission”) relating to the common units (“Common Units”) representing limited partner interests in the Partnership. The Original Schedule 13D is hereby amended and supplemented by the Reporting Persons (as defined below) as set forth below in this Amendment (as so amended and supplemented, the “Schedule 13D”). Unless set forth below, all previous Items of the Original Schedule 13D are unchanged. Capitalized terms used herein which are not defined herein have the meanings set forth in the Original Schedule 13D.

The Reporting Persons named in Item 2 below are hereby jointly filing this Amendment because, due to certain affiliates and relationships among the reporting persons, such reporting persons may be deemed to beneficially own some or all of the same securities directly or indirectly acquired from the Partnership by one or more of the Reporting Persons. In accordance with Rule 13d-1(k)(1) promulgated pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Reporting Persons named in Item 2 below have executed a written agreement relating to the joint filing of this Amendment (the “Joint Filing Agreement”), a copy of which is annexed hereto as Exhibit A.

Item 2. Identity and Background

These Items 2(a) and (c) shall be deemed to amend and restate Items 2(a) and (c) in their entirety:

(a)	This Schedule 13D is filed by:

(i)	Western;

(ii)	Giant;

(iii)	WRSW;

(iv)	Refining GP; and

(v)	WRCLP and, together with Western, Giant, WRSW and Refining GP, the “Reporting Persons” and individually, a “Reporting Person”.

All disclosures herein with respect to any Reporting Person are made only by such Reporting Person. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Western is a public company and owns 100% of the equity interests of Giant and Refining GP. Giant owns 100% of the equity interests of WRSW, and WRSW owns 100% of the equity interests of Western Refining Logistics GP, LLC, a Delaware limited liability company and the general partner of the Partnership (“the “General Partner”). The General Partner owns all of the incentive distribution rights in the Partnership. Refining GP is the general partner of WRCLP.

WRSW is a limited partner of the Partnership and the record holder of 6,998,500 common units and 22,811,000 subordinated units, representing a 65.3% limited partner interest.

(c)	The principal business of:

(i)	Western is to hold equity interests in Giant, Refining GP and other entities;

(ii)	Giant is to hold equity interests in WRSW;

CUSIP No. 95931Q 205	Page 8 of 17

(iii)	WRSW is the refining and marketing of refined products and the operation of retail convenience stores and wholesale petroleum products operations;

(iv)	WRCLP is the refining and marketing of refined products; and

(v)	Refining GP is to serve as the general partner of WRCLP.

In accordance with the provisions of General Instruction C to Schedule 13D, certain information concerning the executive officers and directors of the Reporting Persons and persons controlling the Reporting Persons, as applicable (collectively, the “Covered Persons”), required by Item 2 of Schedule 13D is provided on Schedule 1 and is incorporated by reference herein. To the Reporting Persons’ knowledge, none of the Covered Persons listed on Schedule 1 as a director or executive officer of Western, Giant, WRSW, Refining GP or WRCLP has been, during the last five years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4. Purpose of Transaction

This Item 4 shall be deemed to amend and restate Item 4 to the Original Schedule 13D in its entirety:

The resulting ownership interests of each Reporting Person reported herein are held for general investment purposes and are the result of the Consolidation Transactions. The Reporting Persons may make additional purchases of common units either in the open market or in private transactions depending on the Reporting Person’s business, prospects and financial condition, the market for the common units, general economic conditions, stock market conditions and other future developments.

The following describes plans or proposals that the Reporting Persons may have with respect to the matters set forth in Item 4(a)-(j) of Schedule 13D:

(a) On September 25, 2014, certain of the Reporting Persons entered into a Contribution, Conveyance and Assumption Agreement (the “Contribution Agreement”) by and among Western, WRSW, the Partnership and the General Partner pursuant to which the Partnership will acquire from WRSW all of the outstanding limited liability company interests of Western Refining Wholesale, LLC (the “Acquisition”). As partial consideration for the Acquisition, the Partnership will issue 1,160,092 common units (the “New Common Units”) to WRSW on the closing date of the Acquisition, which is expected to close on or about October 15, 2014. On the closing date of the Acquisition, Western Refining Wholesale, LLC will own primarily all of Western’s southwest wholesale assets.

The subordinated units owned of record by WRSW are convertible into common units on a one-for-one basis upon the termination of the subordination period as set forth in the Partnership Agreement. The Partnership may grant unit awards, restricted units, phantom units, unit options, unit appreciation rights, distribution equivalent rights and substitute awards to employees and directors of the General Partner and its affiliates pursuant to the Partnership’s Long-Term Incentive Plan adopted by the General Partner. The Partnership may acquire common units to issue pursuant to the Long-Term Incentive Plan on the open market, directly from the Partnership, from other Reporting Persons or otherwise.

(b) The information set forth in Item 4(a) is incorporated by reference into this Item 4(b).

(c) None.

(d) None.

CUSIP No. 95931Q 205	Page 9 of 17

(e) The information set forth in Item 4(a) is incorporated by reference into this Item 4(e). Additionally, to fund the Acquisition, the Partnership will (i) issue the New Common Units to WRSW and (ii) pay WRSW approximately $320 million in cash. The Partnership intends to fund the cash component of the consideration with a combination of cash-on-hand, borrowings under the Partnership’s existing credit facility or issuance of debt securities. The Reporting Persons, as direct and indirect owners of the General Partner of the Partnership, may cause the Partnership to change its dividend policy or its capitalization, through the issuance of debt or equity securities, from time to time in the future. The Reporting Persons, however, have no current intention of changing the present capitalization or dividend policy of the Partnership, except as discussed herein.

(f) None.

(g) None.

(h) None.

(i) None.

(j) Except as described in this Item 4, the Reporting Persons do not have, as of the date of this Schedule 13D, any other plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (i) of Item 4 of Schedule 13D. The Reporting Persons may change their plans or proposals in the future. In determining from time to time whether to sell the common units reported as beneficially owned in this Schedule 13D (and in what amounts) or to retain such securities, the Reporting Persons will take into consideration such factors as they deem relevant, including the business and prospects of the Partnership, anticipated future developments concerning the Partnership, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters and other opportunities available to the Reporting Persons. The Reporting Persons reserve the right to acquire additional securities of the Partnership in the open market, in privately negotiated transactions (which may be with the Partnership or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Partnership or to change their intention with respect to any or all of the matters referred to in this Item 4.

Item 5. Interest in Securities of the Issuer.

This Item 5 shall be deemed to amend and restate Item 5 to the Original Schedule 13D in its entirety:

(a) – (b) The aggregate number and percentage of shares of units beneficially owned by the Reporting Persons (on the basis of a total of 45,622,000 units issued and outstanding as of October 14, 2014) are as follows:

Western

(a)	Amount beneficially owned: 29,809,500 units Percentage: 65.3%

(b)	Number of shares to which the Reporting Person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 29,809,500 units

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 29,809,500 units

Giant

(a)	Amount beneficially owned: 29,809,500 units Percentage: 65.3%

(b)	Number of shares to which the Reporting Person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 29,809,500 units

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 29,809,500 units

WRSW

(a)	Amount beneficially owned: 29,809,500 units Percentage: 65.3%

(b)	Number of shares to which the Reporting Person has:

i.	Sole power to vote or to direct the vote: 0

CUSIP No. 95931Q 205	Page 10 of 17

ii.	Shared power to vote or to direct the vote: 29,809,500 units

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 29,809,500 units

Refining GP

(a)	Amount beneficially owned: 0 units Percentage: 0.0%

(b)	Number of shares to which the Reporting Person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 0 units

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 0 units

WRCLP

(a)	Amount beneficially owned: 0 units Percentage: 0.0%

(b)	Number of shares to which the Reporting Person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 0 units

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 0 units

(c) On August 20, 2014, two of the Covered Persons, Messrs. Foster and Weaver, received 1,721 phantom units as compensation for their service as directors of the Partnership. Each phantom unit represents a contingent right to receive one common unit representing a limited partner interest in the Partnership or, at the election of the Board of Directors (the “Board”) of Western Refining Logistics GP, LLC, the general partner of the Partnership, or such committee as may be appointed by the Board, the cash value thereof. The phantom units vest on September 25, 2015. Other than the aforementioned unit grants, none of the Reporting Persons or, to the Reporting Persons’ knowledge, the Covered Persons has effected any transactions in the common units during the past 60 days.

(d) The Reporting Persons have the right to receive distributions from, and the proceeds from the sale of, the respective common units reported by such persons on the cover pages of this Schedule 13D and in this Item 5. Except for the foregoing and the cash distribution described in Item 6 below, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, common units beneficially owned by the Reporting Persons or, to the Reporting Persons’ knowledge, the Covered Persons.

(e) WRCLP and Refining GP ceased to be the beneficial owner of more than five percent of the Common Units as of October 14, 2014.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is supplemented as follows:

WRCLP Assignment Agreement

Refining GP, acting on behalf of WRCLP in its capacity as WRCLP’s general partner, and Western entered into that certain Assignment Agreement, dated October 14, 2014 (the “WRCLP Assignment Agreement”), pursuant to which WRCLP assigned to Western 6,998,500 Common Units and 6,643,730 subordinated units of the Partnership.

Western Contribution Agreement

Immediately following the WRCLP Assignment Agreement, Western and Giant entered into that certain Contribution Agreement, dated October 14, 2014 (the “Western Contribution Agreement”), pursuant to which Western contributed to Giant 6,998,500 Common Units and 6,643,730 subordinated units of the Partnership.

CUSIP No. 95931Q 205	Page 11 of 17

Giant Contribution Agreement

Immediately following the Western Contribution Agreement, Giant and WRSW entered into that certain Contribution Agreement, dated October 14, 2014 (the “Giant Contribution Agreement”), pursuant to which Giant contributed to WRSW 6,998,500 Common Units and 6,643,730 subordinated units of the Partnership.

To the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and any person with respect to any securities of the Partnership.

Item 7. Material to be Filed as Exhibits.

Exhibit A	Joint Filing Agreement (filed herewith).

Exhibit B	WRCLP Assignment Agreement (filed herewith).

Exhibit C	Western Contribution Agreement (filed herewith).

Exhibit D	Giant Contribution Agreement (filed herewith).

Exhibit E	Contribution Agreement (incorporated herein by reference to Exhibit 2.1 to the Partnership’s Current Report on Form 8-K filed on October 1, 2014)

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: October 14, 2014	WESTERN REFINING, INC.

	By:	/s/ Gary R. Dalke
	Name:	Gary R. Dalke
	Title:	Chief Financial Officer

GIANT INDUSTRIES, INC.

	By:	/s/ Gary R. Dalke
	Name:	Gary R. Dalke
	Title:	Chief Financial Officer

WESTERN REFINING SOUTHWEST, INC.

	By:	/s/ Gary R. Dalke
	Name:	Gary R. Dalke
	Title:	Chief Financial Officer

WESTERN REFINING GP, LLC

	By:	/s/ Gary R. Dalke
	Name:	Gary R. Dalke
	Title:	Chief Financial Officer

WESTERN REFINING COMPANY, L.P. By: Western Refining GP, LLC, its general partner

	By:	/s/ Gary R. Dalke
	Name:	Gary R. Dalke
	Title:	Chief Financial Officer

Schedule I

Directors of Western Refining, Inc.

Jeff A. Stevens

c/o Western Refining, Inc.

123 W. Mills Avenue, Suite 200, El Paso, Texas 79901

Principal Occupation: President and Chief Executive Officer and Director of Western Refining, Inc.

Citizenship: USA

Amount beneficially owned: 2,500 common units*                     Percentage: **%

Number of shares to which the Reporting Person has:

i.	Sole power to vote or to direct the vote: 2,500 units
ii.	Shared power to vote or to direct the vote: 0
iii.	Sole power to dispose or to direct the disposition of: 2,500 units
iv.	Shared power to dispose or to direct the disposition of: 0

Carin M. Barth

c/o Western Refining, Inc.

123 W. Mills Avenue, Suite 200, El Paso, Texas 79901

Principal Occupation: President of LB Capital, Inc.

Citizenship: USA

Amount beneficially owned: 0 common units                     Percentage: 0%

Number of shares to which the Reporting Person has:

i.	Sole power to vote or to direct the vote: 0
ii.	Shared power to vote or to direct the vote: 0
iii.	Sole power to dispose or to direct the disposition of: 0
iv.	Shared power to dispose or to direct the disposition of: 0

Paul L. Foster

c/o Western Refining, Inc.

123 W. Mills Avenue, Suite 200, El Paso, Texas 79901

Principal Occupation: Executive Chairman, Chairman of the Board and Director of Western Refining, Inc.

Citizenship: USA

Amount beneficially owned: 250,000 common units*                     Percentage: **

Number of shares to which the Reporting Person has:

i.	Sole power to vote or to direct the vote: 250,000 units
ii.	Shared power to vote or to direct the vote: 0
iii.	Sole power to dispose or to direct the disposition of: 250,000 units
iv.	Shared power to dispose or to direct the disposition of: 0

L. Frederick Francis

c/o Western Refining, Inc.

123 W. Mills Avenue, Suite 200, El Paso, Texas 79901

Principal Occupation: Executive Chairman of WestStar Bank

Citizenship: USA

Amount beneficially owned: 30,000 common units*                     Percentage: **

Number of shares to which the Reporting Person has:

i.	Sole power to vote or to direct the vote: 30,000 units
ii.	Shared power to vote or to direct the vote: 0
iii.	Sole power to dispose or to direct the disposition of: 30,000 units
iv.	Shared power to dispose or to direct the disposition of: 0

Sigmund L. Cornelius

c/o Western Refining, Inc.

123 W. Mills Avenue, Suite 200, El Paso, Texas 79901

Principal Occupation: President and Chief Operating Officer of Freeport LNG Development, L.P.

Citizenship: USA

Amount beneficially owned: 2,500 common units*                     Percentage: **

Number of shares to which the Reporting Person has:

i.	Sole power to vote or to direct the vote: 2,500 units
ii.	Shared power to vote or to direct the vote: 0
iii.	Sole power to dispose or to direct the disposition of: 2,500 units
iv.	Shared power to dispose or to direct the disposition of: 0

Brian J. Hogan

c/o Western Refining, Inc.

123 W. Mills Avenue, Suite 200, El Paso, Texas 79901

Principal Occupation: President and Chief Executive Officer of Hogan Truck Leasing, Inc.

Citizenship: USA

Amount beneficially owned: 10,000 common units*                     Percentage: **

Number of shares to which the Reporting Person has:

i.	Sole power to vote or to direct the vote: 10,000 units
ii.	Shared power to vote or to direct the vote: 0
iii.	Sole power to dispose or to direct the disposition of: 10,000 units
iv.	Shared power to dispose or to direct the disposition of: 0

Scott D. Weaver

c/o Western Refining, Inc.

123 W. Mills Avenue, Suite 200, El Paso, Texas 79901

Principal Occupation: Vice President, Assistant Treasurer and Assistant Secretary and Director of Western Refining, Inc.

Citizenship: USA

Amount beneficially owned: 25,000 common units*                     Percentage: **

Number of shares to which the Reporting Person has:

i.	Sole power to vote or to direct the vote: 25,000 units
ii.	Shared power to vote or to direct the vote: 0
iii.	Sole power to dispose or to direct the disposition of: 25,000 units
iv.	Shared power to dispose or to direct the disposition of: 0

William D. Sanders

c/o Western Refining, Inc.

123 W. Mills Avenue, Suite 200, El Paso, Texas 79901

Principal Occupation: Chairman of Strategic Management Partners and Strategic Growth Bank Incorporated

Citizenship: USA

Amount beneficially owned: 0 common units                     Percentage: 0%

Number of shares to which the Reporting Person has:

i.	Sole power to vote or to direct the vote: 0
ii.	Shared power to vote or to direct the vote: 0
iii.	Sole power to dispose or to direct the disposition of: 0
iv.	Shared power to dispose or to direct the disposition of: 0

Ralph A. Schmidt

c/o Western Refining, Inc.

123 W. Mills Avenue, Suite 200, El Paso, Texas 79901

Principal Occupation: Director of Western Refining, Inc.

Citizenship: USA

Amount beneficially owned: 20,000 common units*                     Percentage: **

Number of shares to which the Reporting Person has:

i.	Sole power to vote or to direct the vote: 20,000 units
ii.	Shared power to vote or to direct the vote: 0
iii.	Sole power to dispose or to direct the disposition of: 20,000 units
iv.	Shared power to dispose or to direct the disposition of: 0

Executive Officers of Western Refining, Inc.

Paul L. Foster

(see above)

Jeff A. Stevens

(see above)

Scott D. Weaver

(see above)

Mark J. Smith

c/o Western Refining, Inc.

123 W. Mills Avenue, Suite 200, El Paso, Texas 79901

Principal Occupation: President – Refining and Marketing of Western Refining, Inc.

Citizenship: USA

Amount beneficially owned: 25,000 common units*                     Percentage: **

Number of shares to which the Reporting Person has:

i.	Sole power to vote or to direct the vote: 25,000 units
ii.	Shared power to vote or to direct the vote: 0
iii.	Sole power to dispose or to direct the disposition of: 25,000 units
iv.	Shared power to dispose or to direct the disposition of: 0

Gary R. Dalke

c/o Western Refining, Inc.

123 W. Mills Avenue, Suite 200, El Paso, Texas 79901

Principal Occupation: Chief Financial Officer of Western Refining, Inc.

Citizenship: USA

Amount beneficially owned: 7,500 common units*                     Percentage: **

Number of shares to which the Reporting Person has:

i.	Sole power to vote or to direct the vote: 7,500 units
ii.	Shared power to vote or to direct the vote: 0
iii.	Sole power to dispose or to direct the disposition of: 7,500 units
iv.	Shared power to dispose or to direct the disposition of: 0

William R. Jewell

c/o Western Refining, Inc.

123 W. Mills Avenue, Suite 200, El Paso, Texas 79901

Principal Occupation: Chief Accounting Officer of Western Refining, Inc.

Citizenship: USA

Amount beneficially owned: 0 common units                     Percentage: 0%

Number of shares to which the Reporting Person has:

i.	Sole power to vote or to direct the vote: 0
ii.	Shared power to vote or to direct the vote: 0
iii.	Sole power to dispose or to direct the disposition of: 0
iv.	Shared power to dispose or to direct the disposition of: 0

Lowry Barfield

c/o Western Refining, Inc.

123 W. Mills Avenue, Suite 200, El Paso, Texas 79901

Principal Occupation: Senior Vice President - Legal, General Counsel and Secretary of Western Refining, Inc.

Citizenship: USA

Amount beneficially owned: 0 common units                     Percentage: 0%

Number of shares to which the Reporting Person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 0
iii.	Sole power to dispose or to direct the disposition of: 0
iv.	Shared power to dispose or to direct the disposition of: 0

Jeffrey S. Beyersdorfer

c/o Western Refining, Inc.

123 W. Mills Avenue, Suite 200, El Paso, Texas 79901

Principal Occupation: Senior Vice President - Treasurer, Director of Investor Relations and Assistant Secretary of Western Refining, Inc.

Citizenship: USA

Amount beneficially owned: 1,500 common units*                     Percentage: **%

Number of shares to which the Reporting Person has:

i.	Sole power to vote or to direct the vote: 1,500
ii.	Shared power to vote or to direct the vote: 0
iii.	Sole power to dispose or to direct the disposition of: 1,500
iv.	Shared power to dispose or to direct the disposition of: 0

Sole Shareholder of Giant Industries, Inc.

Western Refining, Inc.

Directors of Giant Industries, Inc.

Jeff. A Stevens

(see above)

Mark J. Smith

(see above)

Gary R. Dalke

(see above)

Executive Officers of Giant Industries, Inc.

Jeff A. Stevens

(see above)

Mark J. Smith

(see above)

Gary R. Dalke

(see above)

William R. Jewell

(see above)

Lowry Barfield

(see above)

Jeffrey S. Beyersdorfer

(see above)

Sole Shareholder of Western Refining Southwest, Inc.

Giant Industries, Inc.

Directors of Western Refining Southwest, Inc.

Jeff A. Stevens

(see above)

Scott D. Weaver

(see above)

Mark J. Smith

(see above)

Executive Officers of Western Refining Southwest, Inc.

Jeff A. Stevens

(see above)

Mark J. Smith

(see above)

Gary R. Dalke

(see above)

William R. Jewell

(see above)

Lowry Barfield

(see above)

Jeffrey S. Beyersdorfer

(see above)

Sole Member of Western Refining GP, LLC

Western Refining, Inc.

Managers of Western Refining GP, LLC

Paul L. Foster

(see above)

Jeff A. Stevens

(see above)

Mark J. Smith

(see above)

Gary R. Dalke

(see above)

Lowry Barfield

(see above)

General Partner of Western Refining Company, L.P.

Western Refining GP, LLC

*	Common units were acquired pursuant to the Western Refining Logistics, LP directed unit program.
**	Less than 1%.